

May 12, 2011

Mr. Philip D. Ankeny
Senior Vice President and Chief Financial Officer
SurModics, Inc.
9924 West 74th Street
Eden Prairie, Minnesota 55344

   Re: SurModics, Inc.
     Form 10-K for Fiscal Year Ended September 30, 2010
     Form 10-Q for the Quarter Ended December 31, 2010
     File No. 000-23837

Dear Mr. Ankeny:

   We have reviewed your April 27, 2011 response to our April 13, 2011 letter and have the following comments.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

   After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

9. Commitments and Contingencies, page F-28

1. You disclose that at September 30, 2010, the sellers of SurModics Pharmaceuticals, Inc. were still eligible to receive up to $16.3 million of additional consideration through "calendar" 2011. On page 43, you further disclose that you are likely to incur certain milestone payments, totaling $5.7 million in "fiscal" 2011, of which $800,000 was initially recognized in the quarter ended December 31, 2010. Please reconcile the difference between the $5.7 million that you anticipate incurring in "fiscal" 2011 and the $16.3 million that the seller is eligible to receive through "calendar" 2011. Disclose the triggering events for each remaining milestone obligation, reflected in the $16.3 million of additional consideration, and those future periods when you expect these events to occur.

2. In the Form 8-K filed on April 27, 2011, you identify an additional $4.9 million milestone obligation that should have been recognized in the quarter ended December 31, 2010. Please disclose the events that triggered this additional $4.9 million milestone obligation at December 31, 2010 and explain to us why this obligation was not identified during the preparation of your Form 10-Q for the quarter ended December 31, 2010.

3. In view of reporting the error in your Form 8-K filed on April 27, 2011, please tell us the current status of your efforts to pursue strategic alternatives for the Pharmaceuticals business.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Melissa N. Rocha, Accounting Branch Chief, at (202) 551-3854, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant